

May 11, 2012

Via E-mail
Tian Qing Chen
Chairman and Chief Executive Officer
Oro East Mining, Inc.
1127 Webster Street, Suite 28
Oakland, CA 94607

> **Re:** **Oro East Mining, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 1, 2012**
> **File No. 333-177509**

Dear Mr. Chen:

We have reviewed your amended registration statement and related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Description of Business

Government Approvals and Recommendations, page 42

1. We note your response to prior comment 2 in our letter dated April 19, 2012 and reissue the comment in part. With a view towards revised disclosure, please reconcile your disclosure in the sixth paragraph on page 42, which states that the moratorium applies to open pit mining, with the conclusion from Philippines counsel in its letter dated April 11, 2012 that the moratorium does not prohibit open pit mining. Please also revise your disclosure to describe in greater detail the types of mining activity in which the Company will engage.

Financial Statements of Oro East Mining, Inc.

Note 1. Organization and Summary of Significant Accounting Policies

(i) Foreign Currency Translation, page F-8

2.   Please refer to your response to comment 4 of our April 19, 2012 letter and address the following:

- Tell us in greater detail why the amount of foreign currency translation adjustment was not individually material to each of the quarters in 2011 and why it was not cumulatively material to each subsequent quarter in 2011. Please provide us a schedule of the adjustment at each quarter ended in 2011.

- Please revise to disclose why there is no foreign currency translation adjustment at and for the year ended December 31, 2010.

Note 2. Capital Stock, page F-8

3.   Please refer to your response to comment 5 of our April 19, 2012 letter. We note the revision made disclosing that compensation expense for shares issued for services was determined based on the issuance price of comment stock for cash in 2011. Based on the statements of stockholder's equity, it appears you sold shares for $2.00 a share in 2011; however you recorded compensation expense at approximately $1.00 a share. Please explain this apparent inconsistency to us.

4.   Please refer to your response to comment 6 of our April 19, 2012 letter. We note the revision on page 34; however, the sentence immediately following it references 24,440 shares. Please revise to correct this apparent inconsistency, or advise.

5.   Please refer to your response to comment 7 of our April 19, 2012 letter. The response does not address the comment. Specifically, it appears the expense related to the 255,000 shares issued for services should have been recorded in 2010, the period in which they were issued. Please revise or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Paul Cline at (202) 551-3851 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel